UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of July, 2022

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No    ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable                 .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: July 4, 2022	By	/s/ Santosh Haldankar
Name: Santosh Haldankar
Title: Sr. Vice President (Legal) & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit    I

Description

Communication dated July 4, 2022 addressed to The New York Stock Exchange, 11, Wall Street, New York, NY 10005, United States of America (USA) intimating about the Receipt of Observation Letter with ‘no adverse observations’ from BSE Limited and ‘no objection’ from the National Stock Exchange of India Limited in relation to the proposed composite scheme of amalgamation (“Scheme”) for the amalgamation of: (i) HDFC Investments Limited and HDFC Holdings Limited, wholly-owned subsidiaries of Housing Development Finance Corporation Limited, with and into HDFC Limited and (ii) HDFC Limited with and into HDFC Bank Limited (“HDFC Bank”)

July 4, 2022

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub:

Receipt of Observation Letter with ‘no adverse observations’ from BSE Limited and ‘no objection’ from the National Stock Exchange of India Limited in relation to the proposed composite scheme of amalgamation (“Scheme”) for the amalgamation of: (i) HDFC Investments Limited and HDFC Holdings Limited, wholly-owned subsidiaries of Housing Development Finance Corporation Limited, with and into HDFC Limited and (ii) HDFC Limited with and into HDFC Bank Limited (“HDFC Bank”)

Ref:	Application under Regulation 37 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“Listing Regulations”) with respect to the Scheme

Dear Sir / Madam,

This is in connection with our letter dated April 4, 2022 informing about the decision taken by the Board of Directors of HDFC Bank approving the proposed Scheme under Sections 230 to 232 of the Companies Act, 2013, the Companies (Compromises, Arrangements and Amalgamations) Rules, 2016 and other rules and regulations framed thereunder, subject to receipt of various statutory and regulatory approvals.

In this regard, we would like to inform you that HDFC Bank has received observation letter with ‘no adverse observations’ from BSE Limited and observation letter with ‘no objection’ from the National Stock Exchange of India Limited, both dated July 2, 2022. The copies of said letters are enclosed herewith.

The Scheme remains subject to various statutory and regulatory approvals inter alia including approvals from the Reserve Bank of India, Competition Commission of India, the National Company Law Tribunal and the respective shareholders and creditors of the companies involved in the Scheme, as may be required.

We request you to bring the above to the notice of all concerned.

Thanking you,

Yours faithfully,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Senior Vice President - Legal & Company Secretary

BSE Limited Registered Office: Floor 25, P J Towers, Dalal Street, Mumbai – 400 001, India

T : +91 22 2272 8045 / 8055     F : +91 22 2272 3457     www.bseindia.com

Corporate Identity Number: L67120MH2005PLC155188

DCS/AMAL/TL/R37/2399/2022-23	“E-Letter”	July 02, 2022

The Company Secretary,

HDFC Bank Ltd

HDFC Bank House, Senapati Bapat Marg,

Lower Parel (West), Mumbai, Maharashtra, 400013

Dear Sir,

Sub: Observation Letter regarding the Composite Scheme of Amalgamation among HDFC Investments Limited and HDFC Holdings Limited and Housing Development Finance Corporation Limited and HDFC Bank Limited

We are in receipt of the draft Composite Scheme of Amalgamation filed by HDFC Bank Ltd as required under SEBI Circular No. CFD/DIL3/CIR/2017/21 dated March 10, 2017; SEBI vide its letter dated July 01, 2022, has inter alia given the following comment(s) on the draft Composite Scheme for Amalgamation:

a.	“Company shall ensure the compliance with the said Circular.”

b.	“The entities involved in the scheme shall duly comply with various provisions of the Circular and all other applicable laws for the time being in force”

c.

“Company shall ensure that additional information and undertakings, if any, submitted by the Companies, after filing the scheme with the Stock Exchange, and from the date of receipt of this letter, is displayed on the websites of the listed Company and the Stock Exchanges.”

d.	“Company is advised that the details of the proposed Scheme under consideration as provided by the Company to the Stock Exchange shall be prominently disclosed in the notice sent to the Shareholders.”

e.

“Company shall ensure that it discloses all details of ongoing adjudication & recovery proceedings, prosecution initiated and all other enforcement action taken, if any, against the Company, its promoters and directors, before Hon’ble NCLT and shareholders, while seeking approval of the scheme.”

f.

“Company is advised that the information pertaining to all the Unlisted Companies involved in the Scheme shall be included in the format specified for abridged prospectus as provided in Part E of Schedule VI of the ICDR Regulations, 2018, in the explanatory statement or notice or proposal accompanying resolution to be passed, which is sent to the shareholders for seeking approval.”

g.	“Company shall ensure that the financials in the scheme including financials considered for valuation report are not for period more than 6 months old.”

h.	“Company is advised to incorporate all details submitted with SEBI in the explanatory statement accompanying resolution to be passed sent to the shareholders while seeking approval of the scheme.”

i.

“Company is advised to disclose the details of all the actions taken/initiated by SEBI or any other regulator against any of the entities, its directors/promoters and promoter group, in the petition to be filed before Hon’ble NCLT.”

BSE Limited Registered Office: Floor 25, P J Towers, Dalal Street, Mumbai – 400 001, India

T : +91 22 2272 8045 / 8055     F : +91 22 2272 3457     www.bseindia.com

Corporate Identity Number: L67120MH2005PLC155188

j.	“Company is advised that the ‘Scheme’ shall be acted upon subject to the applicant complying with the relevant clauses mentioned in the scheme document.”

k.	“Company shall ensure that no changes to the draft scheme except those mandated by the regulators/ authorities / tribunals shall be made without specific written consent of SEBI.”

l.

“Company is advised that the observations of SEBI/Stock Exchanges shall be incorporated in the petition to be filed before Hon’ble NCLT and the companies are obliged to bring the observations to the notice of Hon’ble NCLT.”

m.	“Amalgamated Company is advised that the proposed equity shares issued in terms of the Scheme shall mandatorily be in dematerialised form only.”

n.

“Company is advised that the entities involved in the Scheme to ensure that the scheme does not impact any pending proceedings (including pending cause of actions) for enforcement or those that are in the pipeline against HDFC Limited (whether pending on the appointed date or which may be instituted any time in the future) shall not abate, be discontinued or in any way prejudicially affected by reason of the amalgamation of HDFC Limited or of anything contained in the scheme, but the proceedings shall continue and any prosecution shall be enforced by or against HDFC Bank in the same manner and to the same extent as would or might have been continued, prosecuted and/or enforced by or against HDFC Limited, as if the scheme had not been implemented.”

o.

“Company shall ensure that the comments of concerned departments of SEBI in respect of debt securities shall be obtained in accordance with Regulation 59 of SEBI Listing Regulations or any other concerned departments of SEBI with respect to their activities carried out and duly incorporated as part of Exchange Observation Letter.”

p.	“Company shall ensure that entities involved in the scheme seek necessary approvals from their concerned authorities/regulator/agencies, if any.”

q.

“It is to be noted that the petitions are filed by the Company before NCLT after processing and communication of comments / observations on draft scheme by SEBI/Stock Exchange. Hence, the Company is not required to send notice for representation as mandated under Section 230(5) of Companies Act, 2013 to SEBI again for its comments/observations/ representations.”

Accordingly, based on aforesaid comment offered by SEBI, the company is hereby advised:

i.	To provide additional information, if any, (as stated above) along with various documents to the Exchange for further dissemination on Exchange website.

ii.	To ensure that additional information, if any, (as stated aforesaid) along with various documents are disseminated on their (company) website.

iii.	To duly comply with various provisions of the circulars.

In light of the above, we hereby advise that we have no adverse observations with limited reference to those matters having a bearing on listing/de-listing/continuous listing requirements within the provisions of Listing Agreement, so as to enable the company to file the scheme with Hon’ble NCLT.

Further, where applicable in the explanatory statement of the notice to be sent by the company to the shareholders, while seeking approval of the scheme, it shall disclose information about unlisted company involved in the format prescribed for abridged prospectus as specified in the circular dated March 10, 2017.

Kindly note that as required under Regulation 37(3) of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, the validity of this Observation Letter shall be six months from the date of this Letter, within which the scheme shall be submitted to the NCLT.

BSE Limited Registered Office: Floor 25, P J Towers, Dalal Street, Mumbai – 400 001, India

T : +91 22 2272 8045 / 8055     F : +91 22 2272 3457     www.bseindia.com

Corporate Identity Number: L67120MH2005PLC155188

The Exchange reserves its right to withdraw its ‘No adverse observation’ at any stage if the information submitted to the Exchange is found to be incomplete / incorrect / misleading / false or for any contravention of Rules, Bye-laws and Regulations of the Exchange, Listing Agreement, Guidelines/Regulations issued by statutory authorities.

Please note that the aforesaid observations does not preclude the Company from complying with any other requirements.

Further, it may be noted that with reference to Section 230 (5) of the Companies Act, 2013 (Act), read with Rule 8 of Companies (Compromises, Arrangements and Amalgamations) Rules 2016 (Company Rules) and Section 66 of the Act read with Rule 3 of the Company Rules wherein pursuant to an Order passed by the Hon’ble National Company Law Tribunal, a Notice of the proposed scheme of compromise or arrangement filed under sections 230-232 or Section 66 of the Companies Act 2013 as the case may be is required to be served upon the Exchange seeking representations or objections if any.

In this regard, with a view to have a better transparency in processing the aforesaid notices served upon the Exchange, the Exchange has already introduced an online system of serving such Notice along with the relevant documents of the proposed schemes through the BSE Listing Centre.

Any service of notice under Section 230 (5) or Section 66 of the Companies Act 2013 seeking Exchange’s representations or objections if any, would be accepted and processed through the Listing Centre only and no physical filings would be accepted. You may please refer to circular dated February 26, 2019 issued to the company.

Yours faithfully,

Sd/-

Prasad Bhide

Manager

Ref: NSE/LIST/30855_I	July 02, 2022

The Company Secretary

HDFC Bank Limited

Zenith House,

Opp. Race Course Gate 5&6,

Keshavrao Khadye Marg,

Mahalaxmi, Mumbai-400 034

Kind Attn.: Mr. Santosh Haldankar

Dear Sir,

Sub: Observation Letter for draft composite scheme of amalgamation among HDFC Investments Limited and HDFC Holdings Limited and Housing Development Finance Corporation Limited and HDFC Bank Limited and their respective shareholders and creditors.

We are in receipt of draft composite scheme of amalgamation among HDFC Investments Limited and HDFC Holdings Limited and Housing Development Finance Corporation Limited and HDFC Bank Limited and their respective shareholders and creditors.

Based on our letter reference no. NSE/LIST/30855 dated May 23, 2022, submitted to SEBI and pursuant to SEBI Circular No. CFD/DIL1/CIR/P/2021/0000000665 dated November 23, 2021, for comments on the Draft Scheme of Arrangement, kindly find following comments on the draft scheme:

a.	The Company shall ensure that the entities involved in the Scheme shall duly comply with various provisions of the Circular and all other applicable laws for the time being in force.

b.

The Company shall ensure that additional information, if any, submitted by the Company after filing the Scheme with the Stock Exchanges, from the date of receipt of this letter is displayed on the websites of the listed Company and the Stock Exchanges.

c.

The Company shall ensure that the details of the proposed scheme under consideration as provided by the Company to the Stock Exchange shall be prominently disclosed in the notice sent to the shareholders.

d.

The Company shall ensure that it discloses all the details of ongoing adjudication and recovery proceedings, prosecution initiated and all other enforcement action taken, if any, against the Company, its promoters and directors, before Hon’ble NCLT and shareholders, while seeking approval of the scheme.

Continuation Sheet

e.

The Company shall ensure to disclose the details of all the action taken/initiated by SEBI or any other regulator against any of the entity, its directors/promoters and promoter group, in the petition to be filled before NCLT.

f.

The Company is advised that the details submitted with the SEBI are also incorporated in the Explanatory Statement accompanying resolution to be passed sent to the shareholders while seeking approval of the Scheme.

g.

The Company shall ensure that the information pertaining to all the unlisted Companies involved in the scheme shall be included in the format specified for abridged prospectus as provided in Part E of Schedule VI of the ICDR Regulations, 2018, in the explanatory statement or notice or proposal accompanying resolution to be passed, which is sent to the shareholders for seeking approval

h.	The Company shall ensure that the financials in the scheme including financials considered for valuation report are not for period more than 6 months old.

i.	The Company shall ensure that the scheme shall be acted upon subject to the applicant complying with the relevant clauses mentioned in the scheme document.

j.

The Company is advised that the observations of SEBI/Stock Exchanges shall be incorporated in the petition to be filed before NCLT and the Company is obliged to bring the observations to the notice of NCLT.

k.	The Company shall ensure that the proposed equity shares to be issued in terms of the Scheme shall mandatorily be in a dematerialised form only.

l.	The Company shall ensure that no changes in the draft scheme except those mandated by the regulators/ authorities/ tribunals shall be made without specific written consent of SEBI.

m.

The Company shall ensure that the entities involved in the Scheme to ensure that the scheme does not impact any pending proceedings (including pending cause of actions) for enforcement or those that are in the pipeline against HDFC Limited (whether pending on the appointed date or which may be instituted in the future shall not abate, be discontinued or in any way prejudicially affected by reason of the amalgamation of HDFC Limited or of anything contained in the Scheme, but the proceeding shall continue and any prosecution shall be enforced by or against HDFC Bank in the same manner and to the same extent as would or might have been continued, prosecuted and/or enforced by or against HDFC Limited, as if the scheme had not been implemented.

n.

The Company shall ensure that the comments of concerned departments of SEBI in respect of debt securities shall be obtained in accordance with Regulation 59 of SEBI Listing Regulations or any other concerned departments of SEBI with respect to their activities carried out and duly incorporated as part of Exchange Observation Letter.

Continuation Sheet

o.	The Company shall ensure that the entity involved in the Scheme seek necessary approval from concerned authorities/regulator/agencies, if any.

p.

It is to be noted that the petitions are filed by the Company before NCLT after processing and communication of comments/observations on draft scheme by SEBI/Stock Exchanges. Hence, the company is not required to send notice for representation as mandated under Section 230(5) of Companies Act, 2013 to SEBI again for its comments/ observations/ representations.

It is to be noted that the petitions are filed by the company before NCLT after processing and communication of comments/observations on draft scheme by SEBI/ Stock Exchange. Hence, the company is not required to send notice for representation as mandated under section 230(5) of Companies Act, 2013 to National Stock Exchange of India Limited again for its comments/observations/representations.

Based on the draft scheme and other documents submitted by the Company, including undertaking given in terms of Regulation 11 of SEBI (LODR) Regulations, 2015, we hereby convey our “No objection” in terms of Regulation 94 of SEBI (LODR) Regulations, 2015, so as to enable the Company to file the draft scheme with NCLT.

However, the Exchange reserves its rights to raise objections at any stage if the information submitted to the Exchange is found to be incomplete/ incorrect/ misleading/ false or for any contravention of Rules, Bye-laws and Regulations of the Exchange, Listing Regulations, Guidelines/ Regulations issued by statutory authorities.

The validity of this “Observation Letter” shall be six months from July 02, 2022 within which the scheme shall be submitted to NCLT.

The Company shall ensure filing of compliance status report stating the compliance with each point of Observation Letter on draft scheme of arrangement on the following path: NEAPS > Issue > Scheme of arrangement > Reg 37(1) of SEBI LODR, 2015> Seeking Observation letter to Compliance Status.

Yours faithfully,

For National Stock Exchange of India Limited

Dipti Chinchkhede

Manager

P.S. Checklist for all the Further Issues is available on website of the exchange at the following URL:https://www.nseindia.com/companies-listing/raisinl-further-issues-main-sme-checklist